GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193

(212) 351-4000

www.gibsondunn.com

jesdorn@gibsondunn.com

January 6, 2009

Direct Dial	Client Matter No.
212-351-3851	04950-00006

Fax No.

212-351-5276

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel

Re:	Associated Materials, LLC and Co-registrants
Listed on Registration Statement’s Facing Page
Registration Statement on Form S-4
Filed November 25, 2009
File No. 333-163382

Dear Ms. Long and Mr. Kelly:

Reference is made to your letter, dated December 22, 2009 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, concerning the Registration Statement on Form S-4 (File No. 333-163382) filed by Associated Materials, LLC (“Associated Materials”), Associated Materials Finance, Inc. (“Associated Finance”) and the subsidiary guarantors (collectively, the “Registrants”) on November 25, 2009 (the “Registration Statement”). On behalf of the Registrants we hereby submit the Registrants’ written response to the Comment Letter.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.

General

1.	Absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the guarantors to be included in the registration statement. Please revise. If you are relying on an exception, please tell us the exception upon which you are relying.

We respectfully advise the Staff that paragraph (d) of Rule 3-10 of Regulation S-X (including Note 3 thereto) applies to the Registrants because:

•	Associated Finance (f/k/a Alside, Inc.) and all of the subsidiary guarantors are 100% owned by Associated Materials, the parent company;

•	the guarantees of the 9.875% senior secured second lien notes due 2016 (the “Notes”) are full and unconditional; and

•	the guarantees of the Notes are joint and several.

Additionally, pursuant to the requirements of Rule 3-10(d)(4) of Regulation S-X, Note 15 to the consolidated financial statements of Associated Materials for the fiscal year ended January 3, 2009 and Note 11 to the consolidated financial statements for the nine months ended October 3, 2009 (collectively, the “Footnotes”) include condensed consolidating financial information for the periods required by Rules 3-01 and 3-02 of Regulation S-X, with separate columns for:

•	the parent company;

•	the guarantor subsidiaries of the parent company on a combined basis;

•	any other subsidiaries of the parent company on a combined basis;

•	consolidating adjustments; and

•	the total consolidated amounts.

The presentation of such financial information in the Footnotes complies with the requirements of Rule 3-10(f), as applicable to the then-outstanding 9 3/4% senior subordinated notes due 2012 of Associated Materials (the “9 3/4% notes”). However, because the dates as of which the Footnotes are presented are prior to the issuance of the Notes on November 5, 2009, the Footnotes do not refer to the Notes to which the Registration Statement relates. (The 9 3/4% notes were fully discharged on November 5, 2009, in connection with the issuance of the Notes.) Also, the Footnotes present the

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

financial information of Associated Finance in the “Guarantor subsidiaries” column as required for the 9 3/4% notes in compliance with Rule 3-10(f), not in a separate “Co-issuer” column as required by Rule 3-10(d)(4)(ii) of Regulation S-X.

We believe that modifying the footnote disclosures to include a separate set of audited condensed consolidating information containing a “Co-issuer” column for Associated Finance would not provide any additional meaningful or material information to the readers of the Registration Statement which would be relevant to an investment decision. The subsidiary guarantors of the 9 3/4% notes were the same as the subsidiary guarantors of the Notes, except that Associated Finance, which was a subsidiary guarantor of the 9 3/4% notes, is now instead a co-issuer of the Notes. Moreover, as disclosed in the paragraph preceding the condensed consolidating financial information in the Footnotes, at all times as of which the financial information in the Footnotes is presented, Associated Finance had no assets, liabilities, or operations. As a result, any separate column for Associated Finance in the footnotes to the audited financial statement for the year ended January 3, 2009 would contain nothing but zeros, and the figures in the remaining columns would remain unchanged.

Accordingly, in response to the Staff’s comment, we have revised our disclosure on pages 7 and 117 of the Registration Statement to clarify the facts specified above, and we have also included prominent cross-references therein to the related disclosure in the Footnotes. Going forward, beginning with Associated Materials’ annual report on Form 10-K for the fiscal year ended January 2, 2010, the financial information of Associated Finance will be disclosed as a separate column for all relevant periods, in any presentation of condensed consolidating financial information for Associated Materials, in compliance with applicable regulations.

2.	Submit a letter on the EDGAR System before the registration statement’s effectiveness that:

•	Confirms that the securities covered by the registration statement are being registered in reliance on the Exxon Capital line of interpretive letters.

•	Includes the representations contained in the Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) interpretive letters.

The Registrants will submit the supplemental letter via electronic submission today.

3.	Provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the prospectus’ outside front cover page and throughout the registration statement, including exhibits 99.1, 99.2, and 99.3, that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 p.m. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

We confirm that the exchange offer will be open at least through midnight on the twentieth full business day following the commencement of the exchange offer.

4.	As applicable, revise the letter of transmittal to comply with the comments in this letter.

We advise the Staff that we have revised the letter of transmittal to comply with the comments of the Staff set forth in the Comment Letter.

Prospectus’ Outside Front Cover Page

5.	Except for footnotes, the typeface should be uniform throughout the document. Currently, the type on the prospectus’ outside front cover page appears too small. Please revise.

In response to the Staff’s comment, the typeface on the outside front cover of the prospectus has been enlarged.

6.	Consider removing or minimizing much of the information relating to broker-dealers because this information is not required to be included on the prospectus’ outside front cover page and is not key to an investment decision.

In response to the Staff’s comment, the information relating to broker dealers on the outside front cover or the prospectus has been moved to page 37 of the Registration Statement.

7.	Identify the guarantees at the top of the prospectus’ outside front cover page because you are offering them also as securities by way of this prospectus.

In response to the Staff’s comment, the top of the outside front cover of the prospectus has been revised to identify the guarantees.

Table of Contents, page i

8.	Move all information except that required by Item 2 of Form S-4 after “Table of Contents” on pages i-iii so that it follows the summary and risk factors sections. See Items 502 and 503(c) of Regulation S-K.

In response to the Staff’s comment, pages ii and 37 of the Registration Statement have been revised.

9.	Include the statement required by Item 2(1) of Form S-4.

In response to the Staff’s comment, page ii of the Registration Statement has been revised to include the statement required by Item 2(1) of Form S-4.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

10.	We note the “not necessarily complete” and “qualified in all respects” language. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Further, ensure that statements in the prospectus about contracts or other documents filed as exhibits to the registration statement include all material provisions of the contracts or other documents.

In response to the Staff’s comment, page 37 of the Registration Statement has been revised.

Forward-Looking Statements, page iii

11.	Remove the word “will” from the list of terminology identifying forward looking statements in this section’s first paragraph as it does not constitute forward-looking tenninology but rather provides assurances of future performance.

In response to the Staff’s comment, page iii of the Registration Statement has been revised to delete the word “will” from the list of terminology identifying forward looking statements.

12.	We note the statement “All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus.” Please advise us of the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

In response to the Staff’s comment, page iii of the Registration Statement has been revised to delete the above-mentioned sentence.

Risk Factors, page 18

13.	We note the statements “The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our financial condition and business operations.” Since Associated Materials is required to disclose all risk factors that it believes are material at this time, please delete the statements.

In response to the Staff’s comment, page 18 of the Registration Statement has been revised to delete the above-mentioned sentence.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

Management, page 77

14.	In the biographical paragraphs of Messrs. Stephen E. Graham and Lars C. Haegg, include their business experience during the past five years. See Item 401(e)(1) of Regulation SK.

In response to the Staff’s comment, pages 78 and 79 of the Registration Statement have been revised.

Annual Incentive Bonus, page 80

15.	Disclose the EBITDA threshold, target, and maximum hurdles established for determining the executives’ 2008 annual incentive bonuses.

In response to the Staff’s comment, pages 81 and 82 of the Registration Statement have been revised to include the requested disclosure for 2008 and 2007.

We also respectfully advise the Staff that, because Associated Materials’ last completed fiscal year is now the fiscal year ended January 2, 2010 (“fiscal 2009”), we have updated all of the compensation disclosure in the “Management” section of the Registration Statement to the extent any such update is possible at this time. Where certain information is not determinable until the completion of the audit for fiscal 2009, we have so indicated and stated that such information will be provided in the 10-K for fiscal 2009, in connection with the completion of such audit.

With regard to the disclosure of the EBITDA performance hurdles established under the annual incentive bonus plan for current compensation cycles, we view such targets as highly sensitive financial information, the disclosure of which could cause significant competitive harm to Associated Materials for the reasons discussed below. We believe that Associated Materials may omit such information in reliance on Instruction 4 to Item 402(b) of Regulation S-K. Because the compensation cycle related to fiscal 2009 is not yet complete, we accordingly have not included such information in the amended compensation disclosure. However, Associated Materials respectfully advises the Staff that following completion of the audit for fiscal 2009 and the determination and payment of bonus awards to executives, and in connection with the public disclosure of actual EBITDA results for fiscal 2009, the EBITDA performance hurdles for fiscal 2009 will be disclosed in the 10-K relating to such period.

In general, disclosure of current compensation cycle EBITDA performance hurdles could cause competitive harm to Associated Materials by providing Associated Materials’ competitors with additional information about Associated Materials’ profit expectations for the current fiscal year. By comparing EBITDA hurdles for the current compensation cycle with those from prior years, in particular with regard to changes in the threshold, target and maximum hurdle amounts,

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

competitors may be able to determine possible changes in Associated Materials’ business plans that are expected to be implemented during the course of that fiscal year. This creates the risk that competitors will be able to determine Associated Materials’ strategic and operational plans. For example, with the combination of this information, a competitor may be able to predict that Associated Materials is planning to commence a strategic initiative (with respect to acquisitions, pricing or product mix, for instance) and adjust its own plans accordingly.

Disclosure of current compensation cycle EBITDA performance hurdles could also cause competitive harm to Associated Materials by effectively providing “guidance” regarding its expected financial performance for the current period. The publication of this guidance could influence the trading price of the Notes and could make it more expensive to obtain financing or affect negotiations with vendors and suppliers.

Associated Materials advises the Staff that it will continue to carefully consider the competitive harm analysis referenced in Instruction 4 to Item 402(b) of Regulation S-K in any future filings with the Securities and Exchange Commission.

Summary Compensation Table, page 82

16.	Some footnote numbers next to column entries in the table appear unrelated to the text of those footnotes to the table. For example, refer to footnote (4) next to the bonus columns for Mr. Thomas N. Chieffe, footnote (6) next to the bonus column for Mr. Warren J. Arthur, footnote (7) next to the option awards column for Ms. Cynthia L. Sobe, Mr. Robert M. Franco, and Mr. John F. Haumesser, and footnote (8) next to the all other compensation column for Mr. Thomas N. Chieffe, Ms. Cynthia L. Sobe and Mr. John F. Haumesser. Please revise.

In response to the Staff’s comment, page 83 of the Registration Statement has been revised to correct the footnotes.

Security Ownership of Certain Beneficial Owners and Management, page 91

17.	For any beneficial owner that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See Interpretation140.02 under the Regulation SK section in our “Compliance & Disclosure Interpretations” which is available on the Commission’s website at http://www.sec.gov.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

We believe that disclosure pursuant to Item 403 of Regulation S-K is not required by Form S-4. As a result the section of the Registration Statement entitled “Security Ownership of Certain Beneficial Owners and Management” has been deleted. Certain disclosures previously included in that section of the Registration Statement have been moved to the sections entitled “Certain Relationships and Related Transaction” (on page 92) and “Description of Other Indebtedness” (on page 99).

Terms of the Exchange Offer, page 106

18.	We note Associated Materials’ reservation of the right to extend the exchange offer. Disclose that the notice will disclose the number of securities tendered as of the notice’s date as required by Rule 14e-1(d) under the Exchange Act.

In response to the Staff’s comment, page 103 of the Registration Statement has been revised to disclose that the notice will disclose the principal amount of the Notes tendered as of the notice’s date.

19.	We note Associated Materials’ reservation of the right to delay the old notes’ acceptance. Clarify in what circumstances Associated Materials will delay acceptance. For example, if Associated Materials is referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

In response to the Staff’s comment, page 103 of the Registration Statement has been revised to clarify that the acceptance of tenders will be delayed only due to an extension of the exchange offer.

20.	We note Associated Materials’ reservation of the right to amend the exchange offer’s terms. Revise here and elsewhere to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, Associated Materials will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

In response to the Staff’s comment, pages 103 and 104 of the Registration Statement have been revised to clarify that if there is a material change in the exchange offer, including the waiver of a material condition, the exchange offer period will be extended, if necessary, so that at least five business days remain in the offer following notice of the material change.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

Certain Conditions to the Exchange Offer, page 106

21.	We note that Associated Materials may waive “at any time” and “from time to time” any particular condition. We believe that this statement may suggest conditions to the exchange offer may be waived after the exchange offer’s expiration. Revise the disclosure to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived before the exchange offer’s expiration.

In response to the Staff’s comment, page 104 of the Registration Statement has been revised to clarify that all conditions to the exchange offer must be waived before the exchange offer’s expiration. We respectfully advise the Staff that none of the conditions to the exchange offer are dependent upon the receipt of any necessary governmental approvals.

22.	Disclosure states that “Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any such right.” Associated Materials may not waive implicitly an offer condition by failing to assert it. If Associated Materials decides to waive a condition, Associated Materials must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

In response to the Staff’s comment, page 104 of the Registration Statement has been revised.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Outstanding Notes, page 112

23.	We note Associated Materials’ reservation of the right to waive any defects, irregularities, or conditions of tender for particular outstanding notes. Revise here and elsewhere to indicate that if Associated Materials waives any condition of the exchange offer, Associated Materials will waive the condition for all outstanding notes.

In response to the Staff’s comment, pages 104 and 109 of the Registration Statement have been revised to include the requested disclosure.

No Personal Liability for Directors, Officers, Employees and Stockholders, page 156

24.	Revise the last sentence to state that the waiver “will not” rather than “may not” be effective to waive liabilities under the federal securities laws of the United States because any agreement to waive the requirements of the federal securities laws of the United States is void under section 14 of the Securities Act.

In response to the Staff’s comment, page 153 of the Registration Statement has been revised to replace the words “may not” with the words “will not”.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

Certain U.S. Federal Income Tax Considerations, page 181

25.	Revise the caption to remove the word “Certain” and the first sentence to remove the word “certain” because they may suggest that you have not included disclosure of all material United States federal income tax considerations.

In response to the Staff’s comment, the caption on page 178 of the Registration Statement has been revised to delete the word “Certain”.

26.	Delete the statement in the fifth paragraph that the discussion is included “for general information only.” This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

In response to the Staff’s comment, the statement in the fifth paragraph under the heading “U.S. Federal Income Tax Consideration” appearing on page 178 of the Registration Statement has been deleted.

Sale, Exchange, Retirement or Redemption of the New Notes, page 182; Backup Withholding and Information Reporting, page 182

27.	Revise to remove the words “generally” and “In general” because the words may imply that investors cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for United States holders.

In response to the Staff’s comment, pages 179 and 180 of the Registration Statement have been revised to remove the words “generally” and “in general”.

Legal Matters, page 188

28.	Disclose that counsel will opine on the enforceability of the obligations of Associated Materials and the guarantors under the notes.

In response to the Staff’s comment, page 185 of the Registration Statement has been revised to disclose that counsel will opine on the enforceability of the obligations of Associated Materials and the guarantors under the Notes.

Where You Can Find More Information, page 190

29.	Since the Commission no longer maintains public reference facilities outside of Washington, DC, remove the reference to our regional offices.

In response to the Staff’s comment, the reference to the regional offices on page 187 of the Registration Statement has been deleted.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

Revenue recognition, page F-7

30.	We note the disclosure that one customer accounted for 11% of total net sales in 2008. Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the name of any customer and its relationship, if any, with the registrant or its subsidiaries in the business section if sales to the customer are made in an aggregate amount equal to 10% or more of the registrant’s consolidated revenues and the loss of the customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Please revise or advise.

In response to the Staff’s comment, page 73 of the Registration Statement has been revised to disclose the identity of the customer accounting for 11% of total net sales in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Undertakings, page 11-7

31.	Please provide the undertakings required by Item 512(a) of Regulation S-K.

In response to the Staff’s comment, pages II-6 and II-7 of the Registration Statement have been revised to include the undertakings required by Item 512(a) of Regulation S-K.

Signatures, page S-1

32.	The registration statement must be signed also by the principal accounting officer or controller of the registrant and each co-registrant. Further, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-4, and revise.

In response to the Staff’s comment, the signature pages to the Registration Statement have been revised.

Exhibit Index

33.	Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

In response to the Staff’s comment, the Registration Statement has been revised to include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibits

34.	Include for each co-registrant its articles of incorporation and bylaws as required by Item 60100(3) of Regulation S-K.

In response to the Staff’s comment, the articles of incorporation and bylaws of each of the co-registrants have been included as exhibits to the Registration Statement.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

Exhibit 5.1

35.	We note the assumptions in the second sentence of paragraph A on page 2. In addition to judicial interpretations, please revise to include also the statutory provisions and all applicable provisions of the Delaware constitution.

In response to the Staff’s comment, paragraph A on page 2 of Exhibit 5.1 of the Registration Statement has been revised.

36.	The assumptions in the fourth sentence of paragraph A on page 2 do not appear to be appropriate. Please advise or revise to remove these assumptions.

In response to the Staff’s comment, the assumptions in the fourth sentence of paragraph A on page 2 of Exhibit 5.1 of the Registration Statement have been deleted.

37.	We note the statement “We assume no obligation to revise or supplement our opinions...subsequent to the date hereof.” Since the legal opinion must speak as of the date of the registration statement’s effectiveness, please revise. Alternatively, file a new opinion immediately before the registration statement’s effectiveness.

In response to the Staff’s comment, the last sentence of paragraph A on page 2 of Exhibit 5.1 of the Registration Statement has been revised.

Exhibit 99.1

38.	We note the language “reviewed the prospectus” on page 1 and “has read...the terms of the exchange offer” on page 2. While we do not object if an offeror asks noteholders to confirm that they have received a copy of the prospectus, we believe that it is inappropriate to require an acknowledgement from noteholders that they have reviewed the prospectus and have read and agree to the exchange offer’s terms because this may suggest that they have waived rights under the United State federal securities laws. Please remove the language.

In response to the Staff’s comment, the language “reviewed the prospectus” on page 1 and “has read...the terms of the exchange offer” on page 6 of Exhibit 99.1 of the Registration Statement has been deleted.

39.	Revise the language “as soon as practicable” in the last paragraph on page 12 so that it reads “promptly”. See Rule 14e-1(c) under the Exchange Act.

In response to the Staff’s comment the language “as soon as practicable” has been replaced with the word “promptly” on page 12 of Exhibit 99.1 of the Registration Statement.

*    *    *    *    *

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 6, 2010

Please do not hesitate to contact me at 212-351-3851 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Joerg H. Esdorn
Joerg H. Esdorn

cc:	Stephen E. Graham

Associated Materials, LLC